Ares Acquisition Corporation II

245 Park Avenue, 44th Floor

New York, NY 10167

Kodiak Robotics, Inc.

1049 Terra Bella Avenue

Mountain View, CA 94043

August 25, 2025

VIA EDGAR

Attention:  Brittany Ebbertt

Kathleen Collins

Marion Graham

Jan Woo

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ares Acquisition Corporation II

Kodiak Robotics, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 15, 2025

File No. 333-287278

Ladies and Gentlemen:

Set forth below are the responses of Ares Acquisition Corporation II (“AACT”) and Kodiak Robotics, Inc. (“Legacy Kodiak”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2025 with respect to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-287278), filed with the Commission on August 15, 2025 (the “Registration Statement”). As used in this letter (this “Letter”), “we,” “us,” and “our” refer to AACT and Legacy Kodiak collectively.

Concurrent with the submission of this Letter, we are submitting Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 4 unless otherwise specified. Capitalized terms used but not defined in this Letter have the meanings set forth in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 238

1.

We note from your disclosure on page xii that per share calculations and ownership percentages set forth in this filing assume the $1.2 million in working capital loans are fully repaid in cash in connection with the Closing. Please revise to include a pro forma adjustment reflecting this repayment or otherwise advise.

Response: We have revised the disclosure on pages 247 and 248 of Amendment No. 4.

Note 3 - Pro Forma Adjustments

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page

244

2.

We note your revised disclosures in response to prior comment 6. Please further revise to clarify that the “investment advisory fees” referenced in various pro forma adjustment footnotes refers to fees payable to the PIPE Placement Agents, which are based, in part, on the amount remaining in the Trust account following redemptions.

Response: We have revised the disclosure on page 248 of Amendment No. 4.

Kodiak Robotics, Inc.

Notes to Consolidated Financial Statements (unaudited)

Note 16. Subsequent Events, page F-101

3.

Please tell us what is meant by your reference to certain parties “committed to provide” additional second lien loans. In this regard, revise to clarify whether you entered into a formal firm agreement for the investment vehicle discussed here and provide the specific date you entered into such agreement. Also, clarify whether you will receive such funds prior to Closing. If not, explain why you assume conversion of such funds into Kodiak Common Stock in the various ownership tables (e.g., pages xxi, 4, 237, etc.) or otherwise revise to remove such shares.

Response: We advise the Staff that Legacy Kodiak has executed agreements for all additional Second Lien Loans disclosed in Amendment No. 4. We have revised the disclosure on pages F-101 and F-102 of Amendment No. 4. As described in Amendment No. 4, (i) on August 15, 2025, a vehicle owned by certain Ares employees, in which an officer and director of AACT are invested, committed for and funded $12.1 million of additional Second Lien Loans and (ii) as of August 22, 2025, an officer of AACT and an institutional investor funded $0.4 million and $0.5 million, respectively, of additional Second Lien Loans. While we present the various ownership tables in Amendment No. 4 as of August 18, 2025, the most recent practicable date, we believe including the shares of Kodiak Common Stock issuable in connection with the conversion of such later funded Second Lien Loans more accurately presents the likely dilution of the non-redeeming shareholders of AACT who become stockholders of Kodiak.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222 or Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355 or Melissa Rick of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3059 or Austin March of Wilson Sonsini Goodrich & Rosati, P.C. at (512) 338-5410.

Very truly yours,

ARES ACQUISITION CORPORATION II

By:	/s/ Allyson Satin
Name: Allyson Satin
Title: Chief Operating Officer

KODIAK ROBOTICS, INC.

By:	/s/ Don Burnette
Name: Don Burnette
Title: Chief Executive Officer

Enclosures

cc:	Philippa Bond, P.C.

Monica Shilling, P.C.

Walton Dumas

Van Whiting

Kirkland & Ellis LLP

Jeffrey Saper

Melissa Rick

Austin March

Wilson Sonsini Goodrich & Rosati, P.C.

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